UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Change of Auditor

Effective November 30, 2021, Moore Stephens CPA Limited (“Moore HK”) resigned as the independent public accounting firm of Nam Tai Property Inc. (the “Company”). On January 14, 2022, the Company appointed MSPC Certified Public Accountants and Advisors, P.C. (“MSPC”) as its independent registered public accounting firm, effective the same day. The appointment of MSPC was made after a careful consideration and evaluation process was undertaken by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Moore HK on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure.

The audit report of Moore HK on the consolidated financial statements of the Company and for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of MSPC, neither the Company, nor someone on behalf of the Company, has consulted MSPC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that MSPC concluded was an important factor considered by the Company in reaching a decision to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with MSPC and Moore HK to ensure a seamless transition.

Exhibit No.	Description

99.1	Letter by Moore Stephens CPA Limited, dated January 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory